Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Matt Dallas Ph: 212-850-5664 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS FIRST QUARTER 2007 FINANCIAL RESULTS

Dublin, Ireland, April 24, 2007 - Elan Corporation, plc today announced its first quarter 2007 financial results and provided a business update.  Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “2007 started strongly in terms of revenue growth, operating  improvements and continued advancements in the pipeline. Of particular note this quarter is the receiving of Fast Track designation from the FDA for ELND-005 in the area of Alzheimer’s, continued progress in the drug technology portfolio and associated royalty streams, as well as the progress made in the Tysabri patient uptake for MS in both Europe and the US.  Our focus and commitment continue to center on delivering results for shareholders that allow us to accelerate towards profitability and drive value for the near, intermediate and long term.”

Commenting on Elan’s first quarter financial results, Shane Cooke, Elan’s executive vice president and chief financial officer, said, “We are very pleased with the strong start to the year reflected in revenue growth of 31% and a reduction of two-thirds in Adjusted EBITDA losses resulting from the continued improvement in operating margins.  The net loss increased, mainly due to a charge in respect of the early retirement of debt this quarter and the inclusion of a gain on the sale of EU rights to Prialt in 2006.”

Mr. Cooke added, “Revenue growth reflects the solid performance of Tysabri driven by the approximately 12,500 patients who have signed up for therapy, a 30% increase over that reported only two months ago. As previously guided, we remain optimistic that Elan will record Adjusted EBITDA losses of less than $50 million for 2007 based on the strong performance reflected in the first quarter’s results.”

Unaudited Consolidated Income Statement Data
	Three Months Ended March 31
	2006 US$m	2007 US$m
Revenue (see page 6)
Product revenue	128.2	167.5
Contract revenue	6.1	8.5
Total revenue	134.3	176.0

Operating Expenses (see page 10)
Cost of goods sold	48.9	73.1
Selling, general and administrative	85.7	90.0
Research and development	50.8	60.2
Net gain on divestment of product	(44.2)	—
Total operating expenses	141.2	223.3
Operating loss	(6.9)	(47.3)

Net Interest and Investment Gains and Losses (see page 11)
Net interest expense	27.4	26.6
Net investment gains	(2.3)	(0.7)
Net charge on debt retirement	—	18.8
Net interest and investment losses	25.1	44.7

Net loss from continuing operations before tax	(32.0)	(92.0)
Provision for income taxes	1.3	1.0
Net loss	(33.3)	(93.0)

Basic and diluted net loss per ordinary share	(0.08)	(0.20)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	428.9	466.8

Unaudited Non-GAAP Financial Information – EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2006 US$m	2007 US$m

Net loss	(33.3)	(93.0)
Net interest expense	27.4	26.6
Provision for income taxes	1.3	1.0
Depreciation and amortization	32.6	31.1
Amortized fees	(11.4)	(4.0)
EBITDA	16.6	(38.3)

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2006 US$m	2007 US$m
EBITDA	16.6	(38.3)
Share-based compensation	12.7	13.8
Net gain on divestment of product	(44.2)	—
Net investment gains	(2.3)	(0.7)
Net charge on debt retirement	—	18.8
Adjusted EBITDA	(17.2)	(6.4)

To supplement its consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, net gains or losses on divestment of products and businesses, other net gains or charges, net investment gains or losses and net charge on debt retirement.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flow from operations, as determined in accordance with US GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

 Unaudited Consolidated US GAAP Balance Sheet Data

	December 31 2006 US$m	March 31 2007 US$m
Assets
Current Assets
Cash and cash equivalents	1,510.6	907.6
Restricted cash	23.2	23.7
Investment securities — current	11.2	10.0
Prepaid and other current assets	211.3	137.1
Total current assets	1,756.3	1,078.4

Non-Current Assets
Intangible assets, net	575.9	554.5
Property, plant and equipment, net	349.0	345.9
Investment securities — non-current	9.2	9.1
Other assets	55.9	48.1
Total Assets	2,746.3	2,036.0

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	266.9	251.8
Deferred income	16.1	11.9
Long-term debt (due November 2011 & November 2013) (1)	2,378.2	1,765.0
Shareholders’ equity (see page 11)	85.1	7.3
Total Liabilities and Shareholders’ Equity	2,746.3	2,036.0

1 The $613.2 million of 7.25% senior notes due 2008 were redeemed in full in January 2007.

Unaudited Consolidated US GAAP Cash Flow Data
	Three Months Ended March 31
	2006 US$m	2007 US$m

Cash flows from operating activities	(6.8)	8.4
Movement on debt interest and tax	(28.2)	(30.1)
Working capital movement	(22.8)	48.3
Net purchases of tangible and intangible assets	(7.4)	(7.5)
Net proceeds from sale of investments	8.3	2.3
Net proceeds from product divestment	50.3	—
Cash flows from financing activities	4.7	(624.4)
Release of restricted cash	0.1	—
Net cash movement	(1.8)	(603.0)
Beginning cash balance	1,080.7	1,510.6
Cash and cash equivalents at end of period	1,078.9	907.6

Net Loss

The net loss for the first quarter of 2007 increased to $93.0 million from $33.3 million in the same period in 2006. The increase in net loss is due principally to the inclusion of a gain of $44.2 million related to the sale of the Prialt® European rights in the first quarter of 2006, and the inclusion of an $18.8 million net charge on the early retirement of debt in the first quarter of 2007.

Adjusted EBITDA (see page 3)

Negative Adjusted EBITDA for the first quarter of 2007 was $6.4 million, compared to $17.2 million in the same period of 2006, a reduction of almost two-thirds.  This improvement reflects an increase of 31% in revenues, principally related to Tysabri, and improved operating margins.  A further analysis of Adjusted EBITDA between Tysabri and the rest of the business is included in Appendix I.

Revenue

Total revenue for the first quarter of 2007 increased 31% to $176.0 million from $134.3 million in the same period of 2006.  Revenue is analyzed below between product revenue and contract revenue.

	Three Months Ended March 31
	2006 US$m	2007 US$m

Revenue from Marketed Products
Tysabri- US	(0.1)	35.7
Tysabri- EU (see page 7)	—	(5.0)
Maxipime®	44.7	51.9
Azactam®	19.9	21.3
Prialt	2.6	1.9
Total Revenue from Marketed Products	67.1	105.8

Manufacturing Revenue and Royalties (see page 9)	52.6	59.4

Amortized Revenue – Adalat®/Avinza®	8.5	2.3
Total Product Revenue	128.2	167.5

Contract Revenue
Amortized fees	2.1	1.6
Research revenue and milestones	4.0	6.9
Total Contract Revenue	6.1	8.5

Total Revenue	134.3	176.0

Revenue from marketed products

Tysabri

The distribution of Tysabri in both the United States (US) and European Union (EU) commenced in July 2006.  Tysabri was developed and is now being marketed in collaboration with Biogen Idec Inc. (Biogen Idec).  In general, subject to certain limitations imposed by the parties, we share with Biogen Idec most of the development and commercialization costs for Tysabri. Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the US market. Elan purchases product from Biogen Idec as required at a price that includes the cost of manufacturing, plus Biogen Idec’s gross profit on Tysabri and this cost, together with royalties payable to other third parties, is included in cost of sales.

In the EU market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on EU sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

Global in-market net sales of Tysabri for the first quarter of 2007 were $48.4 million ($35.7 million in the United States and $12.7 million in the European Union).  As of mid-April 2007, approximately 12,500 patients have enrolled in the Tysabri Outreach: Unified Commitment to Health (TOUCH prescribing program) in the United States or are on therapy in the European Union.  Of these patients, approximately 9,100 are on therapy.

Tysabri – US

In the US market, Elan recorded net sales of $35.7 million in the first quarter of 2007.

As of mid-April 2007, approximately 1,500 doctors have enrolled patients.  While it remains too early to determine how many patients who enroll in the TOUCH prescribing program will convert to patients on therapy, of the approximately 10,000 patients that have enrolled as of the middle of April, approximately 6,600 patients are on  therapy.

Tysabri – EU

In the European market, Elan recorded negative revenue of $5.0 million in the first quarter of 2007.  Elan’s share of the Tysabri EU collaboration operating loss is calculated as follows:

Three Months Ended March 31 2007 US$m

EU in-market sales by Biogen Idec	12.7
EU operating expenses incurred by Elan and Biogen Idec	(27.0)
EU operating loss incurred by Elan and Biogen Idec	(14.3)
Elan’s 50% share of Tysabri EU collaboration operating loss	(7.1)
Elan’s directly incurred costs	2.1
Net Tysabri EU negative revenue	(5.0)

Discussions in relation to reimbursement on a country-by-country basis in the European Union continue to make progress.  As of mid-April 2007, approximately 2,500 patients in the European Union are on  therapy, mostly in Germany and in the Nordic countries.

Other marketed products

Revenue from Maxipime increased 16% to $51.9 million in the first quarter of 2007 from $44.7 million in same period of 2006. The increase was principally due to higher demand.  The basic US patent for Maxipime expired in March 2007.  Two other US patents covering Maxipime formulations expire in February 2008.

Elan’s Maxipime and Azactam supplier, Bristol-Myers Squibb Company (Bristol-Myers), has received correspondence from Apotex Corp. (Apotex) stating that Apotex intends to enter the US market with Apotex’s cefepime hydrochloride upon receiving approval from the US Food and Drug Administration (FDA). When Apotex or others are able to introduce generic competitors to Maxipime, Elan’s revenues from, and gross margin for, Maxipime will be materially and adversely affected.

Revenue from Azactam was $21.3 million in the first quarter of 2007, compared to $19.9 million in the same period of 2006.  Azactam lost its patent exclusivity in October 2005 and its sales are expected to be negatively impacted by generic competition in 2007.  However, to date no generic form of Azactam product has been approved.

Revenue from Prialt was $1.9 million in the first quarter of 2007, compared to $2.6 million in the same period in 2006.  The decrease was principally due to reduced wholesaler inventories.

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties were $59.4 million, an increase of 13% over the same period in 2006.  These revenues can be further analyzed as follows:

	Three Months Ended March 31
	2006 US$m	2007 US$m
Tricor®	10.2	10.8
Verelan®	11.5	9.2
Focalin® XR / RitalinLA®	5.3	7.0
Skelaxin®	4.8	6.2
Diltiazem®	5.2	4.9
Other	15.6	21.3
Total	52.6	59.4

Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties in the first quarter of 2007 or 2006.  Of the total of $59.4 million (2006: $52.6 million) in manufacturing revenue and royalties, 33% (2006: 31%) consisted of royalties on products that were not manufactured by Elan.

Amortized product revenue

The results for the first quarter of 2007 includes $2.3 million (2006: $8.5 million) of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC.  The remaining unamortized deferred revenue related to this product of $2.2 million will be recognized as revenue through June 2007.

Share-Based Compensation

Effective January 1, 2006, Elan adopted the provisions of SFAS No. 123R, “Share-Based Payment,” which requires share-based awards to be measured using a fair value method and expensed over the requisite service period.  The share-based compensation expense for the first quarter of 2007 was $13.8 million (2006: $12.7 million), which comprised $1.2 million (2006: $1.1 million) of cost of goods sold, $6.9 million (2006: $7.3 million) of selling, general and administrative (SG&A) expense, and $5.7 million (2006: $4.3 million) of research and development (R&D) expense.

Gross Profit

The gross profit margin on revenue was 58% in the first quarter of 2007, compared to 64% in the same period of 2006.  The decrease is due principally to the change in the mix of product sales, including the impact of Tysabri. The Tysabri gross profit margin of 20% is impacted by the profit sharing and operational arrangements in place with Biogen Idec, and reflects Elan’s gross margin on US sales of approximately 36%, offset by negative revenue of $5.0 million in respect of EU sales of Tysabri (see page 7).

Operating Expenses

Selling, general and administrative

SG&A expenses increased 5% to $90.0 million in the first quarter of 2007 from $85.7 million in 2006 and can be analyzed as follows:

	Three Months Ended March 31

	2006 US$m	2007 US$m
Rest of business	44.1	48.4
Tysabri	15.4	17.1
Depreciation and amortization (principally Maxipime and Azactam)	18.9	17.6
Share-based compensation	7.3	6.9
Total	85.7	90.0

Tysabri SG&A expenses in the first quarter of 2007 of $17.1 million reflect the impact of the re-launch of Tysabri in the United States.  The SG&A expenses related to the Tysabri EU sales are reflected in the negative Tysabri EU revenue as described on page 7.

Research and development

R&D expenses for the first quarter of 2007 were $60.2 million, compared to $50.8 million in the same period of 2006, an increase of 19%.  The increase is primarily due to increased expenses associated with Tysabri and our Alzheimer’s disease (AD) collaboration with Transition Therapeutics, Inc. (Transition) on AZD-103/ELND-005.

Net Gain on Divestment of Product

Elan recorded a net gain of $44.2 in the first quarter of 2006 on the sale of the European rights to Prialt.  Elan may also receive an additional $40.0 million contingent on Prialt achieving revenue related milestones in Europe.

Net Interest and Investment Gains and Losses

Elan recorded a net charge on debt retirement of $18.8 million in the first quarter of 2007 as a result of the early redemption of the remaining $613.2 million of 7.25% Senior Notes due 2008 (the Athena Notes).

Movement in Shareholders’ Equity

Three Months Ended March 31, 2007 US$m
Opening balance	85.1
Net loss for the period	(93.0)
Share-based compensation	13.8
Issuance of share capital	3.1
Other	(1.7)
Closing balance	7.3

Research and Development

Tysabri MS
A total of seven Tysabri abstracts have been accepted for the American Academy of Neurology (AAN) meeting which will take place in Boston from April 28 to May 5, 2007.

Included in the abstracts is an update on the efficacy of Tysabri monotherapy over three years of treatment in patients with relapsing multiple sclerosis (MS) and a safety update from the TOUCH prescribing program and the Tysabri Global Observation Program in Safety (TYGRIS), both of which will be presented on May 3, 2007.  As we have indicated previously, Elan and Biogen Idec intend to provide periodic safety updates at medical meetings.

Tysabri Crohn’s Disease
In the US, the supplemental Biologics License Application (sBLA) is under review by the FDA and we anticipate regulatory action in 2007.  In Europe, we are in active discussions with the regulatory agency regarding the Marketing Authorisation Application (MAA) and we anticipate regulatory action in 2007.

Alzheimer’s Disease and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and other neurodegenerative diseases, such as Parkinson’s disease.

Elan and Transition are working to progress AZD-103/ELND-005, a small molecule compound for the treatment of AD, in clinical trials. On April 3, 2007, the FDA granted Fast Track designation to ELND-005. The compound is currently being evaluated in multiple Phase 1 clinical studies, and the companies anticipate starting Phase 2 clinical studies around the end of 2007. ELND-005 acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of AD.

Two of our compounds from our AD immunotherapy program, in collaboration with Wyeth, are progressing in clinical trials. Bapineuzumab (AAB-001), a humanized monoclonal antibody to A-beta, is in Phase 2 clinical trials. We await the outcome of the interim analysis of the Phase 2 data which is expected in the first half of 2007. Data from this analysis will be used to help determine the design and timing of the next phase of clinical trials. ACC-001 (active A-beta immunotherapeutic conjugate) is anticipated to move into Phase 2 clinical trials in the next few months.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including cases of PML) and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 2 clinical trials for AAB-001 and the Phase 1 clinical trials for ACC-001 are successful and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products (including, in particular, Maxipime); trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam and Maxipime (in particular, Apotex has indicated it intends to introduce a generic version of Maxipime when Apotex receives FDA approval to do so – when Apotex or others introduce a generic version of Maxipime Elan’s revenues from and gross margin for Maxipime will be materially and adversely affected); whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran which are being investigated by the US Department of Justice and the US Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended March 31, 2006				Three Months Ended March 31, 2007
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(0.1)	128.3	128.2	Product revenue (1)	30.7	136.8	167.5
0.7	5.4	6.1	Contract revenue	0.2	8.3	8.5
0.6	133.7	134.3	Total revenue	30.9	145.1	176.0

			Operating Expenses
0.7	48.2	48.9	Cost of goods sold	24.7	48.4	73.1
16.9	68.8	85.7	Selling, general and administrative (2)	18.2	71.8	90.0
6.0	44.8	50.8	Research and development	9.8	50.4	60.2
—	(44.2)	(44.2)	Net gain on divestment of product	—	—	—
23.6	117.6	141.2	Total operating expenses	52.7	170.6	223.3
(23.0)	16.1	(6.9)	Operating (loss)/income	(21.8)	(25.5)	(47.3)

0.7	31.9	32.6	Depreciation and amortization	0.6	30.5	31.1
(0.7)	(10.7)	(11.4)	Amortized fees	(0.2)	(3.8)	(4.0)
1.6	11.1	12.7	Share-based compensation	1.2	12.6	13.8
—	(44.2)	(44.2)	Net gain on divestment of product	—	—	—
(21.4)	4.2	(17.2)	Adjusted EBITDA	(20.2)	13.8	(6.4)

1 Tysabri product revenue reflects (US$m):

	2006	2007
US revenue	(0.1)	35.7
EU revenue	—	(5.0)
Total Tysabri product revenue	(0.1)	30.7

2 General and corporate costs have not been allocated to Tysabri.